SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of July 2013

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
 Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR APPOINTS R.A. (DICK) MILLIKEN TO BOARD

Ryanair Holdings plc, at its July Board meeting today (26 July) at Dublin Airport, appointed Mr R.A. (Dick) Milliken to the Board of Europe's only ultra-low cost carrier (ULCC), and the world's favourite international scheduled passenger airline.

Mr Milliken is a former CFO of the Almac Group and CEO of Lamont plc.  A qualified Chartered Accountant, Mr Milliken serves as a director of Bank of Ireland Mortgage Bank, NI Science Park Foundation and a number of private companies. A graduate of Queens University Belfast, a Fellow of the Institute of Chartered Accountants in Ireland and former Council member, Mr Milliken is a British citizen.

Ryanair's Chairman, David Bonderman said:

"I am delighted that Dick Milliken has agreed to join the Board of Ryanair. His experience, skills, and career success will be of great benefit to the Board and we all look forward to working closely with him as we continue to safely and successfully grow Ryanair across Europe, to the benefit of our passengers, our people and our shareholders."

For further information
please contact:
                   Robin Kiely                                Joe Carmody
                                   Ryanair Ltd                                Edelman Ireland
                                   Tel: +353-1-8121212              Tel: +353-1-6789 333
                                   press@ryanair.com                 ryanair@edelman.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 26 July, 2013

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary